



The Shift

Movie | Offering: Reservation

95 BACKERS

$84,209 PLEDGED

Previous Rounds:

1,656 BACKERS

$729,000 RAISED

theshiftfilm • Following ...

theshiftfilm 😲NOW GAUGING INTEREST in another round of crowdfunding at the link in our bio.

After just 6 days of inviting you to express your interest in a third opportunity to invest in THE SHIFT, we are blown away by the response. 🤯🤯

(Really, we shouldn't be surprised--you sent us lots of messages in the past few months asking for this very thing!)

If you'd like to let us know about your interest and be notified by email when and if the opportunity becomes available again, just go to the link in our bio. Only takes a couple minutes!

Legal makes us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.

9w















theshiftfilm • Following

theshiftfilm Last night we announced we are now gauging interest for a possible third round of crowdfunding at angel.com/theshift , AND we shared this INCREDIBLE art from the animatic (animated storyboard) we are putting together of an important sequence from the feature film.

If you missed your chance at investing, or would like to invest again, head on over to the link in our bio to express your interest in joining a third round so you can be one of the first to know when and if we open up investment again.

Legal makes us say this part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.

9w

cara_cotham Will head over to express interest! Excited for the opportunity. Livestream was amazing! So many exciting things happening ❤️

9w 1 like Reply

38 likes

AUGUST 19